UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 15, 2014

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	15 January 2014

Number	2/14

BHP BILLITON APPOINTS NEW PRESIDENT CORPORATE AFFAIRS

BHP Billiton today announced the appointment of Mr Tony Cudmore as President, Corporate Affairs. Tony will join the Group Management Committee (GMC) and commence in his role on 3 March 2014. He will report to the Chief Executive Officer Andrew Mackenzie and will be based at the Company’s headquarters in Melbourne, Australia.

Tony joins BHP Billiton from Exxon Mobil Corporation where he most recently led International Corporate Brand Communications and Asia Pacific Government Relations. He joined ExxonMobil in 2001 and has held various senior public and government affairs roles.

Between 2006 and 2012, Tony was based at ExxonMobil’s head office in Dallas, Texas, with roles including Manager, Corporate Public Affairs, and Manager, Media Relations. Before relocating to the United States in 2006, he was based in Melbourne with responsibility for Communications as well as Government Relations for ExxonMobil’s upstream business.

Tony has been based in Melbourne since November 2012 with global management accountability for ExxonMobil’s corporate reputation advertising and brand communications for markets outside the United States. He also played an important role in ExxonMobil’s US-based corporate advertising program supporting the company’s brand communications, public policy advocacy and corporate social responsibility programs.

Before joining ExxonMobil Tony was the Assistant Director of the Australian Institute of Petroleum and prior to that, the Principal Adviser to the then Premier of Victoria, The Honourable Jeff Kennett MP.

Tony assumes direct responsibility for BHP Billiton Corporate Affairs from Karen Wood, who has been the acting head of Corporate Affairs since mid-2013 and led the search for the new function head.

Karen is currently the longest-serving member of the BHP Billiton GMC. She will remain a key member of the GMC and will continue her work on a range of significant corporate and Board issues with Andrew Mackenzie, including GMC development and succession planning and executive remuneration. She will also retain accountability for the Company’s office in London.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations

Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

email: Fiona.Hadley@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Investor Relations

Australia

Tara Dines

Mobile: +44 7825 342 232

email: Tara.Dines@bhpbilliton.com

Jodie Phillips

Tel: +61 3 9609 2069 Mobile: +61 418 710 516

email: Jodie.Phillips@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Tony Cudmore

President, Corporate Affairs

Tony was announced as President, Corporate Affairs on 15 January 2014 and takes up the role with BHP Billiton on 3 March 2014, based in Melbourne. Tony, 44, joins BHP Billiton from ExxonMobil where he most recently led the company’s International Corporate Brand Communications and Asia Pacific Government Relations from Australia.

In his 13-year career with ExxonMobil, Tony held a wide range of senior and global Corporate Affairs roles in Australia and Dallas, Texas, in the United States. His responsibilities have included integrating corporate and business unit communication strategies, programs and communications; employee communications; government relations; media relations; digital and social media programs; corporate advertising and branding and speech writing.

Before joining ExxonMobil, Tony was a Media Relations and Policy Adviser before becoming Principal Adviser to then Premier of Victoria, The Hon Jeff Kennett MP, followed by his role as Assistant Director of the Australian Institute of Petroleum.

Tony was born in Griffith, New South Wales, and raised in Geelong, Victoria, Australia. He holds a Bachelor of Arts (Politics and Economics) and a Graduate Certificate of International Relations from Deakin University. He is married and has two sons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: January 15, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary